

September 14, 2016

Via E-mail
R. Kenneth Boehner, Esq.
Jones Day
1420 Peachtree Street, Suite 800
Atlanta, Georgia 30309

> **Re: Monster Worldwide, Inc.**
> **Schedule TO-T**
> **Filed September 6, 2016 by Randstad North America, Inc., et. al**
> **File No. 005-49641**

Dear Mr. Boehner:

We have limited our review of the above filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or providing the requested information. Where you do not believe our comments apply to the bidder's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the Offer to Purchase, unless otherwise indicated.

Offer to Purchase

General

1.   As noted in Exchange Act Rule 14d-1(g)(2), the term "bidder" is defined as any person who makes a tender offer or "on whose behalf a tender offer is made." Thus, the bidder concept encompasses persons or entities other than the actual purchaser of securities in a tender offer. Please tell us what consideration you gave to including Randstad Holding nv as a bidder. We note the disclosure on page 38 indicating that Randstad Holding nv was party to the Confidentiality Agreement and Exclusivity Agreement and disclosure on page 39 indicating that Randstad Holding nv intends to finance the acquisition of Shares in the Offer and Merger. Please refer to the factors discussed in "Identifying the Bidder in a Tender Offer" in Section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 14, 2000) available on our web site at

http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm. To the extent that you add additional parties as bidders, please be aware that you must include all of the disclosure required by Schedule TO as to such parties individually. You may also be required to disseminate revised offer materials and to extend the length of the offer, depending on the materiality of any new information provided.

12. Source and Amount of Funds, page 39

2.   We note disclosure on page 39 indicating that Randstad Holding nv intends to finance the acquisition of Shares in the Offer and Merger with a combination of cash on hand or undrawn amounts available under existing lines of credit or other sources of financing. Please provide the disclosure called for by Item 7 of Schedule TO. Please refer to Item 1007(d) of Regulation M-A.

Conditions of the Offer, page 39

3.   We note the disclosure in the last paragraph of this section relating to the bidders' failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and a bidder fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidders' understanding on both points in your response letter.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, the filing persons are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

*   the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions